UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Cencosud S.A.

(Name of Issuer)

Common shares, no par value

(Title of Class of Securities)

15132H408

(CUSIP Number)

June 22, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Horst Paulmann Kemna

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☒

(b)	☐

3. SEC Use Only

4. Citizenship or Place of Organization

Chile

5. Sole Voting Power

1,660,794,386

6. Shared Voting Power

7. Sole Dispositive Power

1,660,794,386

8. Shared Dispositive Power

9. Aggregate Amount Beneficially Owned by Each Reporting Person

1,660,794,386

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9)

58.7%

12. Type of Reporting Person (See Instructions)

IN

Item 1.

(a)	Name of Issuer

Cencosud S.A.

(b)	Address of Issuer’s Principal Executive Offices

Av. Kennedy 9001, Piso 6

Las Condes, Santiago, Chile

Item 2.

(a)	Name of Person Filing

Horst Paulmann Kemna

(b)	Address of Principal Business Office or, if none, Residence

Av. Kennedy 9001, Piso 6, Las Condes, Santiago, Chile

(c)	Citizenship

Chile

(d)	Title of Class of Securities

Common shares, no par value.

(e)	CUSIP Number

15132H408

Item 3.

If this statement is filed pursuant to 17 C.F.R. § 240.13d-1(b) or 17 C.F.R. § 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act ( 15 U.S.C.A. § 78o).

(b)	☐ Broker or dealer registered under section 15 of the Act ( 15 U.S.C.A. § 78o).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act ( 15 U.S.C.A. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 ( 15 U.S.C.A. § 80a-8).

(e)	☐ An investment adviser in accordance with 17 C.F.R. § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with 17 C.F.R. § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with 17 C.F.R. § 240.13d-1(b)(1)(ii)(G) 17 C.F.R. 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act ( 12 U.S.C.A. § 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 ( 15 U.S.C.A. § 80a-3);

(j)	☐ Group, in accordance with 17 C.F.R. § 240.13d-1(b)(1)(ii)(J).

Not Applicable

Item 4. Ownership

Please see items 5 – 9 of the cover sheet

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Horst Paulmannn Kemna, the Chairman of the Board of Directors of Cencosud S.A. holds an interest in Cencosud directly and indirectly through these entities:

1)	Inversiones Quinchamali Limitada is a Chilean company majority owned by Horst Paulmann Kemna, our Chairman of the Board, with the remainder owned by Horst Paulmann Kemna’s children, Manfred Paulmann Koepfer, Peter Paulmann Koepfer and Heike Paulmann Koepfer and Horst Paulmann’s Kemna’s wife, Helga Koepfer Schoebitz. The address for Inversiones Quinchamali Limitada is Avenida Kennedy 9001, Piso 7, Las Condes, Santiago, Chile.

2)	Inversiones Latadia Limitada is a Chilean company majority owned by Inversiones Quinchamali Limitada, with the remainder owned indirectly by members of the Group and Horst Paulmann’s Kemna’s wife, Helga Koepfer Schoebitz. Its address is Avenida Kennedy 9001, Piso 7, Las Condes, Santiago, Chile.

3)	Inversiones Tano Limitada is a Chilean company majority owned by Inversiones Quinchamali Limitada, with the remainder owned by Horst Paulmann Kemna and Inversiones Latadia Limitada. Its address is Avenida Kennedy 9001, Piso 7, Las Condes, Santiago, Chile.

Horst Paulmann Kemna is the managing shareholder of these entities and holds full voting and dispositive powers over the shares held by these entities. The non-controlling owners of the entities have an economic interest in the shares held by these entities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

(a) The following certification shall be included if the statement is filed pursuant to 17 C.F.R. § 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b) The following certification shall be included if the statement is filed pursuant to 17 C.F.R. § 240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 4, 2013

/s/ Horst Paulmann Kemna
Horst Paulmann Kemna